September 14, 2022TSX: SAM

Starcore Reports Q1 Results

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) reports the results for the first quarter ended July 31, 2022 for the Company and its mining operations in Queretaro, Mexico. The full version of the Company's Financial Statements and Management's Discussion and Analysis can be viewed on the Company's website at www.starcore.com, or SEDAR at www.sedar.com.  All financial information is prepared in accordance with IFRS and all dollar amounts are expressed in thousands of Canadian dollars unless otherwise indicated.

“We continue to build our cash and working capital position.” reported Robert Eadie, CEO of the Company. “We hope to have results of the exploration progress we have made utilizing our $2million additional budget to explore our properties as well as to expand development and resources at the San Martin mine.”

Financial Highlights for the three-month period ended July 31, 2022 (unaudited):

•	Gold and silver sales of $6.75 million;
•	Earnings from mining operations of $1.05 million;
•	Loss of $0.66 million, or $0.01 per share;
•	EBITDA(1) of $0.6 million;

The following table contains selected highlights from the Company’s unaudited consolidated statement of operations for the quarters ended July 31, 2021 and 2020:

(in thousands of Canadian dollars) (unaudited)	Quarter ended July 31,
	2022	2021
Revenues	$6,750	$6,161
Cost of Sales	(5,703)	(4,597)
Earnings from mining operations	1,047	1,564
Administrative Expenses, interest and foreign exchange	(1,435)	(510)
Loss on investment	(103)	(39)
Income tax (expense) recovery	(166)	(80)
Net income	$(657)	$935
(i) Income (loss) per share – basic	$(0.01)	$0.02
(ii) Income (loss) per share – diluted	$(0.01)	$0.02

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

Reconciliation of Net income to EBITDA(1)
For the three months ended July 31,	2022	2021
Net Income (Loss)	$(657)	$ 935
Unrealized loss on investment	103	39
Income tax expense	166	80
Interest	-	44
Depreciation and depletion	987	781
EBITDA	$599	$1,879
EBITDA MARGIN(2)	8.9%	30.5%

(1)

EBITDA (“Earnings before Interest, Taxes, Depreciation and Amortization”) is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

(2)

EBITDA MARGIN is a measurement of a company’s operating profitability calculated as EBITDA divided by total revenue. EBITDA MARGIN is a non-GAAP financial performance measure with no standard definition under IFRS. It is therefore possible that this measure could not be comparable with a similar measure of another Corporation. The Corporation uses this non-GAAP measure which can also be helpful to investors as it provides a result which can be compared with the Corporation’s market share price.

Production Highlights for the three-month period ended July 31, 2022:

•	Equivalent gold production of 2,925 ounces;
•	Mine operating cash cost of US$1,272/EqOz;
•	All-in sustaining costs of US$1,398/EqOz;

The following table is a summary of mine production statistics for the San Martin mine for the periods ended July 31, 2022 and 2021 and for the previous year ended April 30, 2022:

		Actual Results for
	Unit of measure	3 months ended July 31, 2022	3 months ended July 31, 2021	12 months ended April 30, 2022
Mine Production of Gold in Dore	thousand ounces	2.7	2.6	10.0
Mine Production of Silver in Dore	thousand ounces	18.6	19.8	85.4
Gold equivalent ounces	thousand ounces	2.9	2.9	11.2

Silver to Gold equivalency ratio		86.0	68.1	75.0
Mine Gold grade	grams/tonne	1.70	1.64	1.58
Mine Silver grade	grams/tonne	21.3	20.9	23.0
Mine Gold recovery	percent	89.4%	88.3%	88.2%
Mine Silver recovery	percent	49.1%	52.1%	51.4%
Milled	thousands of tonnes	55.3	56.3	224.4
Mine operating cash cost per tonne milled	US dollars	67	61	62
Mine operating cash cost per equivalent ounce	US dollars	1,272	1,177	1,239

Salvador Garcia, B. Eng., a director of the Company and Chief Operating Officer, is the Company’s qualified person on the project as required under NI 43-101and has prepared the technical information contained in this press release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

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ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Gary Arca”
Gary Arca, Chief Financial Officer and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE

Investor Relations

Telephone: (604) 602-4935 ext. 230

Email: eeadie@starcore.com

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.